

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2021

Kevin "Duke" Pitts
President
Healthy Extracts Inc.
6445 South Tenaya Way, Suite B110
Las Vegas, NV 89113

> **Re: Healthy Extracts Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed July 9, 2021**
> **File No. 024-11481**

Dear Mr. Pitts:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our June 24, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Plan of Distribution, page 15

1. In response to prior comment 1, you disclose on page 15 and in the subscription agreement that the exclusive state forum provision in the subscription agreement does not apply to Securities Act claims. Please also disclose whether the exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

   You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Brian A. Lebrecht, Esq.